*0203/25

13015000

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.	12.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABN AMRO Securities (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 17th Floor
(No. and Street)

New York (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Cugliari | 917-284-6855
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 28 2013

Washington DC 402

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *of individual, state last, first, middle name*)

345 Park Avenue (Address) | New York (City) | NY (State) | 10154 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Gregory Cugliari , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABN AMRO Securities (USA) LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Greg Cugliari

Signature

FINOP

Title

Notary Public

TINA T. BUI
Notary Public, State of New York
No. 01BU6225923
Qualified in Queens County
Commission Expires August 2, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☒ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Notes to Financial Statements.
- ☒ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☒ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☒ (r) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Financial Condition

December 31, 2012

(With Report of Independent
Registered Public Accounting Firm Thereon)

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ABN AMRO Securities (USA) LLC:

We have audited the accompanying statement of financial condition of ABN AMRO Securities (USA) LLC, an indirect wholly owned subsidiary of ABN AMRO Bank N.V. as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition (The Financial Statement).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of ABN AMRO Securities (USA) LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 22, 2013

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Financial Condition

December 31, 2012

(In thousands)

Assets

Cash	$	2,648
Collateralized agreements:		
Securities borrowed		4,290,373
Securities purchased under agreements to resell		6,005,631
Securities received as collateral		531,892
Receivables from brokers-dealers and clearing organizations		156,443
Deferred tax asset		8,218
Receivables from related parties		5,304
Other assets		11,443
Total assets	$	11,011,952

Liabilities and Member's Equity

Collateralized agreements:		
Securities sold under agreements to repurchase	$	7,257,878
Securities loaned		1,783,339
Obligation to return securities received as collateral		531,892
Payables to related parties		1,280,078
Payables to brokers-dealers and clearing organizations		13,992
Accrued and other liabilities		2,981
		10,870,160
Commitments, contingencies, and guarantees		
Subordinated borrowings		50,000
Member's equity		91,792
Total liabilities and member's equity	$	11,011,952

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

ABN AMRO Securities (USA) LLC (the Company) is a wholly owned subsidiary of ABN AMRO Holdings USA LLC (ABNH), which in turn is wholly owned by ABN AMRO Bank N.V. (AAB). The Company's primary business line is that of securities financing.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and as an Introducing Broker with the U.S. Commodity Futures Trading Commission (CFTC) and is approved as a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC). The Company does not carry customer accounts and accordingly does not maintain any custodial oversight responsibilities for customer assets.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Current market conditions increase the risks and complexities in the judgment of these estimates. Actual results could differ from those estimates.

(c) Cash

Cash in the statement of financial condition at December 31, 2012 was held at a large major banking institution not related to AAB or any of the Company's affiliates.

(d) Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements), and securities lending and borrowing transactions.

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and federal agency securities, with a fair value equal to or in excess of the principal amount loaned. The market value of the underlying

(Continued)

(In thousands)

collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

Securities borrowed and loaned transactions are reported as collateralized financings. In transactions where securities are pledged as collateral and when the Company acts as a lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the securities received and a corresponding obligation to return them in securities received as collateral and obligation to return securities received as collateral, respectively, in the statement of financial condition.

Securities borrowed transactions require the Company to deposit cash or other collateral with lenders. In securities lending transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received by the Company, plus accrued interest, which approximates fair value.

The Company nets repurchase agreements and resale agreements in the statement of financial condition in accordance with Accounting Standards Codification (ASC) 210-20, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The impact of netting as of December 31, 2012 was $104,025.

At December 31, 2012, the Company had obtained securities as collateral that could be repledged, delivered, or otherwise transferred with a fair value of approximately $10,924,506. This collateral was received under resale agreements and securities borrowed transactions. Of these securities, approximately $9,731,037 was repledged, delivered, or otherwise transferred, as collateral under repurchase agreements, securities lending agreements, or to satisfy the Company's margin requirements with its clearing organizations.

(e) Receivables from Brokers-Dealers and Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2012, securities consisting of U.S. Treasuries with a fair value of $65,417 were on deposit with these clearing organizations.

(f) Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. It recognizes the current and deferred tax consequences of all transactions in the statement of financial condition using the provisions of the currently enacted tax laws. The effects of tax rate changes on deferred tax liabilities or assets, as well as other changes in income tax laws, are recognized in the period in

(In thousands)

which such changes are enacted. Valuation allowances will be established when necessary to reduce deferred tax assets to the amounts that will likely be realized.

The Company accounts for uncertain tax provisions according to ASC 740, which prescribes the method of applying a "more-likely than-not" (MLTN) criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold will be initially and subsequently measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits will be adjusted when new information is available, or when an event occurs that requires a change.

(g) ***Translation of Foreign Currencies***

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date.

(3) Receivables from and Payables to Brokers-Dealers and Clearing Organizations

Receivables from and payables to brokers-dealers and clearing organizations at December 31, 2012 consist of the following:

		Receivables	Payables
Clearing organizations	$	151,881	13,992
Broker-dealers		4,562	—
Total	$	156,443	13,992

Amounts receivable from and payable to clearing organizations represent cash and clearing deposits held with various clearing organizations as well as a foreign affiliate broker-dealer for which the Company clears its trades.

(4) Subordinated Borrowings

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has one subordinated note payable to ABNH of $50,000, maturing on May 29, 2015. The interest rate, which will reset periodically, is based on U.S. dollar three-month LIBOR, plus a spread.

(In thousands)

(5) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its financing and general operations.

At December 31, 2012, the statement of financial condition included the following balances with affiliates:

Assets:		
Securities borrowed	$	669,074
Securities received as collateral		531,892
Receivables from brokers-dealers and clearing organizations		98,369
Receivables from related parties		5,304
Other assets		510
Liabilities:		
Securities sold under agreements to repurchase	$	4,622,753
Securities loaned		904,293
Obligation to return securities received as collateral		531,892
Payables to related parties		1,280,078
Payables to brokers-dealers and clearing organizations		2,543
Accrued and other liabilities		1,212
Subordinated borrowings		50,000

Material items contained in the above balances are discussed below:

(a) *Financing Transactions*

The Company enters into collateralized financing transactions with affiliates. At December 31, 2012, the financing transaction balances, inclusive of resale and repurchase agreements, securities borrowed, and securities loaned agreements, were with AAB and other affiliates.

The Company either charges or is charged interest or fees at contracted rates that are stipulated in the resale, repurchase, securities borrowed, or securities loaned agreements.

(b) *Borrowing from Affiliates*

At December 31, 2012, the Company has $50,000 in subordinated notes payable to ABNH, with accrued interest payable in the amount of $121 included in payables to related parties in the statement of financial condition.

At December 31, 2012, the Company has borrowed funds from AAB and an affiliate, ABN AMRO Funding USA LLC (ABNF), in the amounts of $312,000 and $960,000, respectively. Total interest payable on these borrowings as of December 31, 2012 amounts to $49. These amounts are included in payables to related parties in the statement of financial condition. These borrowings, which approximate fair value, are generally short term in nature and bear interest based on the appropriate spreads to benchmark rates depending on the terms and currency of such borrowings.

(Continued)

(In thousands)

(c) *Support and Services*

The Company and its affiliates share various resources for which they also share the associated costs. Costs are allocated to the Company, and the Company allocates costs to its affiliates, for support, services, rent, utilities, information technology, and amortization and depreciation of fixed assets and leasehold improvements. The related unpaid balances at December 31, 2012 were $5,304 and $7,908 and are included as receivables and payables to related parties in the statement of financial condition, respectively.

(6) Employee Benefit Plans

Substantially, all employees of the Company are covered by ABNH's defined contribution benefit plan. ABNH's contribution is determined under provisions of the plan. The Company is charged for ABNH's contribution through its allocated charges.

(7) Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in ABNH's U.S. federal income tax return. The Company's U.S. federal and certain state and local income taxes are provided on a separate-entity basis and are subject to the utilization of tax attributes in ABNH's consolidated income tax provision.

As of December 31, 2012, the Company has recorded a deferred tax asset (DTA) of $8,218 in its statement of financial condition. The Company believes that it is more likely than not that the DTA will be realized in the future years. Therefore, no valuation allowance against the associated DTA has been provided.

As of December 31, 2012, the Company has an outstanding payable balance to ABNH of $312 related to taxes. The amount is included in accrued and other liabilities in the statement of financial condition.

The Company has no unrecognized tax benefits and related interest or penalties at December 31, 2012. Management does not believe that there is any tax position for which it is reasonably possible that will result in unrecognized tax benefits within the next 12 months. ABNH's returns for tax years ended December 31, 2009 and 2010 are subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities. During the year ended December 31, 2012, the Internal Revenue Service commenced an examination of the U.S. federal tax returns of ABNH for the years 2009 through 2011. These examinations are on-going and there are no other on-going audits in other tax jurisdictions.

(Continued)

(In thousands)

(8) Financial Instruments

(a) Financial Instruments with Off-Balance-Sheet Risk

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

The Company manages this risk by monitoring the market value of financial instruments pledged on a daily basis, by requiring adjustments of collateral levels in the event of excess market exposure and by maintaining a diverse number of counterparts.

From time to time, the Company enters into forward currency contracts with an affiliate. The fair values of these derivative financial instruments are $397 on a notional of $70,585 at December 31, 2012 and are included in other assets in the statement of financial condition. These instruments are considered Level 2 under the U.S. GAAP fair value hierarchy since the inputs used in determining fair value are observable in active markets.

(b) Concentrations of Credit Risk

The Company enters into transactions that involve varying degrees of credit risk. The Company monitors its exposure to this risk on a daily basis through a variety of credit exposure control procedures. Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. Counterparties primarily include brokers-dealers, banks, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is remote.

(9) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities received on resale agreements, as defined.

At December 31, 2012, the Company's net capital of $125,108 was $124,858 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity

withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

SUPPLEMENTARY REPORT

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
ABN AMRO Securities (USA) LLC:

In planning and performing our audit of the statement of financial condition of ABN AMRO Securities (USA) LLC (the Company), an indirect wholly owned subsidiary of ABN AMRO Bank N.V., as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry futures and options accounts for customers, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

KPMG

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2013